
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

———————————

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 2006

Commission File Number 0-28800

———————————

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

———————————


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


Form 20-F ☒   Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes   No ☒


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2006, incorporated by reference herein:

Exhibit

99.1   Release dated September 21 , 2006, entitled "PROVISIONAL CONDENSED ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


DRDGOLD LIMITED


Date: September 21, 2006   By: /s/ Themba Gwebu
                                            Name: Themba Gwebu
                                            Title: Company Secretary

DRDGOLD
we do what we say

PROVISIONAL CONDENSED ANNUAL FINANCIAL STATEMENTS
30 JUNE 2006

2006 FINANCIAL YEAR

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DRD • ISIN Code: ZAE 000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY
("DRDGOLD" or "the company")

REVIEW OF OPERATIONS

This provisional financial report does not include all the notes of the type normally included in the annual financial statements. Accordingly, this report is to be read in conjunction with the annual financial statements for the year ended 30 June 2005.

		12 months to 30 June 2006	12 months to 30 June 2005
Group attributable production *			
Australasian operations	oz	211 425	317 134
	kg	6 578	9 864
South African operations	oz	315 976	251 902
	kg	9 828	7 835
Discontinued operations	oz	–	199 850
	kg	–	6 216
Group	oz	527 401	768 886
	kg	16 406	23 915

* Attributable – Emperor Mines Limited ("Emperor") consolidated 100% from 6 April 2006 (previously 39.52% attributable (45.33% 30 June 2005)) and Crown Gold Recoveries (Pty) Limited ("CGR") which included East Rand Proprietary Mines Limited ("ERPM") consolidated 100% from 1 December 2005 (previously 40% attributable).

For the year, total attributable gold production was 31% lower than the previous year at 527 401 ounces, reflecting the impact of a 33% decline in Australasian gold production to 211 425 ounces and the liquidation of the North West Operations. South African gold production rose by 25% to 315 976 ounces.

Gold production for Australasia included that attributable to the Group for the entire year. Emperor's preliminary Appendix 4E filed on the Australian Stock Exchange ("ASX") on 13 September 2006 reflected only the attributable gold production from the Vatukoula mine for the period after the acquisition of DRDGOLD's Australasian interests.

STOCK

Issued capital

320 035 078 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 352 210 334

In November 2005 DRDGOLD fully incorporated Blyvoor, CGR and ERPM into a new entity, DRDGOLD SA – 85% owned by DRDGOLD and 15% by its black economic empowerment partner, Khumo Gold SPV (Pty) Limited.

In April 2006 the sale of DRDGOLD's Australasian operations into Emperor was concluded and the consequences of the transaction for DRDGOLD were an increased stake in Emperor (now 78.9%), US$32.3 million in cash and US$5.0 million purchase price adjustment.

On 31 July 2006 the Group issued a trading statement indicating that the company's headline loss per share would be in the range of 15% to 20% greater than the corresponding period and that the basic loss per share would be in the range of 60% to 70% lower than that reported in the 12 months ended 30 June 2005.

At the time of the trading statement a view was taked by management on the accounting for the Emperor transaction. A subsequent lengthy review of this transaction and its accounting treatment under International Financial Reporting Standards ("IFRS") resulted in a change in the accounting thereof. This, with a review of the deferred stripping costs at Porgera, resulted in the current reviewed position of the headline loss per share being 14% less than the previous period and the basic loss per share 83% less than the previous period.

KPMG's unmodified review report on the condensed consolidated IFRS financial statements contained in this announcement is available for inspection at the company's registered office.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	12 months to 30 June 2006 IFRS R m	12 months to 30 June 2005 IFRS R m
Continuing operations			
Gold and silver revenue		1 575.2	1 151.9
Cash operating costs		(1 292.2)	(833.8)
Cash operating profit		283.0	318.1
Corporate administration and other expenses		(157.2)	(133.2)
Share-based payments		(13.3)	(10.6)
Exploration costs		(16.5)	(11.5)
Care and maintenance costs		(49.1)	(10.6)
Cash profit from operations		46.9	152.2
Retrenchment costs		(5.6)	(26.1)
Investment income		(4.1)	(43.5)
Finance charges		(50.1)	(36.2)
Net operating (loss)/profit		(12.9)	46.4
Rehabilitation		(42.1)	(18.1)
Depreciation		(153.0)	(137.1)
Profit on financial instruments		40.0	6.7
Movement in gold in process		3.5	10.7
Loss before taxation		(164.5)	(91.4)
Taxation		(16.1)	(78.1)
Deferred taxation		(8.3)	62.6
Loss after taxation		(188.9)	(106.9)
Profit on sale of investments	2	89.6	3.0
Impairments	3	118.5	(72.1)
Loss from associates		(152.0)	(77.7)
Discontinued operation			
Profit/(loss) for the period from discontinued operations		18.3	(291.1)
Loss for the period		(114.5)	(544.8)
Attributable to minority interest		4.4	–
Attributable to equity holders of the parent		(110.1)	(544.8)
Reconciliation from IFRS to SA GAAP			
– Cash costs			(15.0)
– Share–based payments			10.6
– Convertible loan notes			27.0
– Rehabilitation			0.4
– Deferred taxation			(20.3)
– Amortisation and depreciation of mining properties, mine development costs and mine plant facilities			26.2
As reported under SA GAAP			(515.9)
Headline loss per share – cents			
– From continuing operations		(108.4)	(70.0)
– From total operations		(108.4)	(125.5)
Basic loss per share – cents			
– From continuing operations		(41.3)	(98.4)
– From total operations		(35.5)	(211.4)
Calculated on the weighted average ordinary shares issued of :		310 565 826	257 695 796
Diluted headline loss per share – cents		(108.4)	(125.5)
Diluted basic loss per share – cents		(35.5)	(211.4)

SEGMENTAL INFORMATION

	12 months ending 30 June 2006		12 months ending 30 June 2005	
	South Africa R m	Australasia R m	South Africa R m	Australasia R m
Gold and silver revenue	970.6	604.6	426.3	725.6
Cash operating costs	(855.5)	(436.7)	(442.6)	(391.2)
Cash operating profit/(loss)	115.1	167.9	(16.3)	334.4

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	As at 30 June 2006 IFRS R m	As at 30 June 2005 IFRS R m
Employment of capital			
Net mining assets		1 865.6	731.6
Investments		7.1	108.3
Environmental trust funds		60.4	42.9
Other non-current assets		251.1	215.2
Current assets		820.6	406.0
Inventories		208.7	110.7
Trade and other receivables		102.5	54.1
Derivative instruments	4	20.8	–
Cash and cash equivalents		488.6	241.2
		3 004.8	1 504.0
Capital employed			
Shareholders' equity		1 015.2	483.1
Shareholders' interest		782.1	477.3
Minority shareholders interest		233.1	5.8
Long-term liabilities	5	378.7	466.5
Post retirement health care provisions		20.6	–
Financial liability	6	27.9	–
Derivative instruments		–	3.7
Rehabilitation		322.3	138.6
Deferred mining and income taxes		91.0	82.7
Current liabilities		1 149.1	329.4
Trade and other payables		346.1	226.4
Provisions		67.0	38.3
Derivative instruments	7	183.4	–
Current portion of long-term borrowings	5	552.6	64.7
		3 004.8	1 504.0

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	12 months to 30 June 2006 IFRS R m	12 months to 30 June 2005 IFRS R m
Balance at the beginning of the year	483.1	456.9
Minority shareholders interest now reflected in shareholders equity	–	5.8
Restated balance at the beginning of the year	483.1	462.7
Share capital issued	209.8	506.5
– for acquisition finance and cash	199.9	522.6
– for share options exercised	3.5	0.5
– increase in share–based payment reserve	13.3	10.6
– for costs	(6.9)	(27.2)
Net loss attributed to ordinary shareholders	(110.1)	(544.8)
Currency translation adjustments and other	205.1	58.7
Net loss attributed to minority shareholders	(4.4)	–
Increase in minorities	231.7	–
Balance as at the end of the year	1 015.2	483.1
Reconciliation of headline loss		
Net loss	(110.1)	(544.8)
Adjusted for:		
– Impairment of assets and investments	(118.5)	289.6
– Profit on discontinued operations	(18.3)	(65.2)
– Profit on sale of assets and investments	(89.6)	(3.0)
Headline loss	(336.5)	(323.4)
Equity reconciliation of previous SA GAAP to IFRS		
Shareholders' equity as previously reported		620.6
– Property, plant and equipment		(26.7)
– Convertible loan notes		(107.2)
– Translation of a foreign operation		(3.6)
As reported under IFRS		483.1

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	12 months to 30 June 2006 IFRS R m	12 months to 30 June 2005 IFRS R m
Net cash outflow from operations	(13.2)	(114.2)
Working capital changes	(136.6)	(1.4)
Net cash outflow from investing activities	(232.7)	(298.1)
Net cash inflow from financing activities	538.7	526.7
Increase in cash and cash equivalents	156.2	113.0
Translation adjustment	91.2	(12.7)
Opening cash and cash equivalents	241.2	140.9
Closing cash and cash equivalents	488.6	241.2
Reconciliation of net cash out flow from operations		
Net operating (loss)/profit	(12.9)	46.4
Net operating profit/(loss) from discontinued operation	18.3	(128.3)
	5.4	(81.9)
Adjusted for:		
Interest provision on convertible loan notes	28.5	27.3
Amortisation of convertible loan notes issuance costs	9.9	7.5
Financial instruments	(3.7)	(9.9)
Unrealised foreign exchange loss	19.6	16.5
Growth in Environmental Trust Funds	(5.6)	(4.9)
Other non cash items	13.3	16.6
Interest paid	(50.7)	(24.6)
Taxation paid	(29.9)	(60.8)
Net cash outflow from operations	(13.2)	(114.2)

NOTES REGARDING FINANCIAL INFORMATION

Note 1 – Summary of significant accounting policies

Basis of preparation

The provisional condensed annual financial statements are based on our annual financial statements for the 12 months ended 30 June 2005 prepared in accordance with IFRS. DRDGOLD will be releasing US GAAP financial statements for the 12 months ended 30 June 2006 on or before 31 December 2006, which it will file with the US Securities and Exchange Commission ("SEC") on Form 20F.

Compliance with IFRS

Basis of preparation

DRDGOLD has adopted IFRS for the annual period beginning on 1 July 2004. These provisional condensed annual financial statements for the year ended 30 June 2006 have been prepared in accordance with IFRS and International Accounting Standards ("IAS") 34, "Interim Financial Reporting".

The principal accounting policies adopted in the preparation of the condensed annual financial statements have been consistently applied to all the years presented, unless otherwise stated.

Transition to IFRS

The transition to IFRS has been implemented in accordance with IFRS 1, "First-Time Adoption of International Financial Reporting Standards", and DRDGOLD's transition date is 1 July 2004. Comparative information has accordingly been restated from this date. There are certain voluntary exemptions, as discussed below, where the full retrospective restatement of comparatives is not required.

Voluntary exemptions

DRDGOLD has applied its accounting policies retrospectively from the date of transition, with the exception of the following permitted exemptions:

• Share-based payment transactions – DRDGOLD has elected not to apply IFRS 2, "Share-based payments", to share options granted prior to 7 November 2002 as well as those share options granted after that date which had vested before 1 January 2005.

• Business combinations – DRDGOLD has elected not to apply IFRS 3, "Business Combinations", to past business combinations that occurred before the date of transition to IFRS and DRDGOLD has not applied IAS 21, "The Effects of Changes in Foreign Exchange Rates", retrospectively to fair value adjustments and goodwill arising in business combinations that occurred before the date of transition to IFRS.

• Fair value or revaluation as deemed cost – Certain items of mining assets have been measured at their fair value at the transition date and that fair value has been used as their deemed cost at that date.

IFRS and other adjustments

Share-based payments

Under SA GAAP, DRDGOLD did not recognise any expense for share options granted to employees. Under IFRS 2, options to acquire the entity's equity instruments that were granted post 7 November 2002 and which remained unvested at 1 January 2005 are measured at fair value at grant date. The expense is recognised over the vesting period, adjusted to reflect actual levels of vesting.

The cumulative effect of DRDGOLD's equity-settled schemes on opening accumulated loss at 1 July 2004 is an increase in accumulated loss of R6.0 million. The corresponding credit is to the share-based payments reserve. The effect on the loss for the 2005 financial year is an increase in the loss of R10.6 million. There are no taxation implications of these adjustments.

Property, plant and equipment

Previously IAS 16, "Property, plant and equipment" did not clearly set out the requirement for separate depreciation of significant components of property, plant and equipment. The revised IAS 16 requires significant components of an asset, with useful lives that differ significantly from the asset as a whole, to be depreciated seperately over their useful lives.

Translation of a foreign operation

Previously IAS 21,"The effects of changes in foreign exchange rates" allowed an entity to translate the financial statements of a foreign operation that was integral to the operations of the entity as if the transactions of the foreign operation had been those of the reporting enterprise. This allowed non-monetary assets and liabilities of the foreign operation to be translated at historical exchange rates and monetary assets and liabilities to be translated at closing exchange rates. The revised IAS 21 does not contain a destinction between an "integrated foreign operation" and a "foreign entity" and all assets and liabilities of a foreign operation are translated at closing exchange rates.

Convertible bond

In December 2003 the revisions to IAS 32 Financial Instruments added another part to the definition of a financial liability as follows:

"(b) a contract that will or may be settled in the entity's own equity instruments and is:

(i) a non-derivative for which the entity is or may be obliged to deliver a variable number of the entity's own equity instruments; or

(ii) a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity's own equity instruments. For this purpose the entity's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the entity's own equity instruments."

The International Financial Reporting Interpretations Committee ("IFRIC") considered whether a fixed amount of foreign currency represents a fixed amount of cash or other financial asset. IFRIC concluded that although the issue is not directly addressed in IAS 32, when addressing the question in conjunction with guidance in other Standards (more specifically IAS 39), it is clear that any obligation denominated in a foreign currency represents a variable amount of cash.

Consequently, IFRIC noted that contracts, whether embedded in a bond or freestanding, that will be settled by an entity delivering a fixed number of its own equity instruments in exchange for a fixed amount of foreign currency should be classified as liabilities.

Therefore, the conversion feature in a convertible bond denominated in a foreign currency with a conversion option to convert a fixed amount of bond into a fixed number of shares denominated in the functional currency, should be entirely classified as a liability.

	2006	2005
	R m	R m
Note 2 – Profit on sale of investments		
Profit on sale of investments	1.2	3.0
Profit on reduction of interest in Emperor from 88.3% to 78.9%	88.4	–
	89.6	3.0
Note 3 – Impairments		
Write-off on IDC Loan purchased	(28.9)	–
Reversal of prior year impairment investment in Emperor	74.4	(72.1)
Reversal of prior year impairment on investments	73.0	–
	118.5	(72.1)
Note 4 – Derivative instruments		
Gold call options at fair value	20.8	–
This current asset represents the positive mark-to-market on gold call options to the value of R 20.8 million.		
Note 5 – Long-term liabilities		
ANZ Banking Group Limited – Emperor loan facility	407.2	–
Industrial Development Corporation of South Africa Limited	19.4	26.9
Investec Bank (Mauritius) Limited	–	67.0
Convertible loan notes	490.1	437.3
Leases and other	14.6	–
	931.3	531.2
Less: Payable within one year shown under current liabilities	(552.6)	(64.7)
	378.7	466.5
Note 6 – Financial liability		
Class A Preference shares issued to Khumo Gold SPV (Pty) Limited	27.9	–
Note 7 – Derivative instruments		
Gold forward contracts	183.4	–

The liability in relation to derivative instruments represents the mark-to-market on the gold forward contracts of the consolidated Emperor entity of R183.4 million (A$34.5 million) at 30 June 2006.

The total ounces to be delivered under the gold forward contracts is 145,695 ounces and the delivery into these derivative instruments will be in accordance with the maturity schedule agreed with the corresponding bank as follows:

Period	30 June 2007	30 June 2008	30 June 2009
Committed ounces	41,526	82,992	21,177

The fair value of the derivative instruments that is expected to mature within coming year is R52.5 million (A$9.9 million) relating to 41,526 ounces.

Note 8 – Contingencies
The Inland Revenue Commission of Papua New Guinea ("IRC") has issued tax assessments to Tolukuma Gold Mines Limited ("TGM") for the years 1996 to 2004. The IRC has reduced the amount of allowable capital expenditure ("ACE") claimed in the statement of taxable income for the above years. The IRC has reduced the amortisation claim by estimating the life of mine to be eight years for the year ended 30 June 1996 and six years for the years ended 30 June 1997 to 30 June 2004. The mine life used by TGM and our tax advisors to calculate the amortisation of ACE was, five years for 30 June 1996, four years for 30 June 1997 and from 30 June 1998 to 30 June 2004 the mine life used was two years. The result of these adjustments are a tax payable amount of PGK6.8 million (R15.8 million). TGM has lodged an objection with the IRC in relation to this matter based on the grounds that the mine life of TGM based on the reserves and annual production was in accordance with claims in the tax return. The IRC has allowed TGM to defer payment of the assessment until such time as the matter is resolved. No provision has been recorded in the financial statements as presented.

Note 9 – Subsequent events
DRDGOLD has concluded an agreement with Anglogold Ashanti Limited to purchase the remaining extent of Erf 1 Park Central Township or better known as Top Star dump in central Johannesburg.



DRDGOLD LIMITED

REVIEW OF OPERATIONS

Directors (* British) (** Australian) (*** American)

Non-executives:
J Turk***

Executives:
MM Wellesley-Wood (Chief Executive Officer)*
JWC Sayers (Chief Financial Officer)

Independent non-executives:
RP Hume
GC Campbell* (Non-Executive Chairman)
D Blackmur** (Senior Independent Non-Executive Director)

Group Company Secretary:
T Gwebu

INVESTOR RELATIONS
For further information, contact Ilja Graulich at:
Tel: (+27-11) 219-7800 • Fax: (+27-11) 476-2637 • e-mail: ilja.graulich@za.drdgold.com • website: http://www.drdgold.com
Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa • PO Box 390, Maraisburg, 1700, South Africa